July 24, 2009

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gordon:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully each of the comments in your letter dated June 25, 2009, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Comment 1:

Form 10-K for the Year Ended December 31, 2008

Ownership Structure, page 3

1. We note from your disclosure on page 3 that you own certain of your properties through tenancy in common arrangements. Please tell us how you account for the properties you own through tenancy in common arrangements, and in future filings, disclose how you account for your interest in these properties. Refer to EITF 00-01 and SOP 78-9.

Response:

The Company holds its interest in three of its properties through tenancy in common arrangements. For each of these properties, title is held by the Company and another person or persons, and each has an undivided interest in the property.

Paragraph 11 of SOP 78-9 addresses the accounting for undivided interests in general. EITF 00-01 provides that a real property owned by undivided interests that is subject to joint control, as defined in SOP 78-9, is to be presented in the same manner as investments in noncontrolled partnerships (that is, generally using the equity accounting method). SOP 78-9 states that “property is subject to joint control if decisions regarding the financing, development, sale, or operations require the approval of two or more of the owners.”

With respect to each of the three properties that have a tenancy in common ownership structure, under the applicable agreements between the Company and the other persons with ownership interests, the Company and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both the Company and the other person (or at least one of the other persons) owning an interest in the property. Hence, the Company accounts for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption “Investments in partnerships, at equity.” The income statement items arising from these properties appear in “Equity in income of partnerships.”

In future filings, the Company will disclose how it accounts for its interests in these tenancy in common properties. The form of proposed future disclosure is set forth as Exhibit A to this response letter.

Comment 2:

Item 2.	Properties, page 33

2. In future filings, please revise to disclose your average effective annual rental per square foot for the last five years. Supplementally, please provide us a copy of the proposed disclosure.

Response:

In future filings, the Company will include the proposed form of disclosure set forth as Exhibit B to this response letter.

Comment 3:

Item 15.	Exhibits and Financial Statement Schedules, page 79

Exhibits, page 79

3. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or file the complete contract in a future filing.

Response:

The Company has reviewed the material contracts previously filed under Item 601(b)(10) of Regulation S-K and, in a future filing, will refile in full each such contract that was previously filed without certain referenced schedules or exhibits and pursuant to which the Company had material obligations to be performed in whole or in part after March 2, 2009 (the date of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008), or that was entered into not more than two years prior to such date, provided that certain information contained in such schedules and exhibits might be the subject of a request for confidential treatment. The Company notes that certain material contracts previously filed under Item 601(b)(10) of Regulation S-K without referenced schedules or exhibits were entered into more than two years prior to March 2, 2009 and do not contain any material obligations to be performed by the Company in whole or in part after that date. Accordingly, the Company intends to remove such material contracts from the exhibit list that will be contained in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009. While these contracts generally relate to the acquisition of properties by the Company and have historical significance, they are not required to remain in the exhibit list and are not currently meaningful to investors, so the Company does not plan to refile these contracts with the omitted schedules and exhibits and incur the related costs associated with making such filings.

* * *

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (215) 875-0138, Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426, or Daniel Pliskin, Esq., the Company’s Senior Corporate Counsel, at (215) 875-0790. Also, please note that our preferred fax number is 215-546-2504.

Sincerely,

/s/ Edward A. Glickman
Edward A. Glickman
President and Chief Operating Officer

cc:	Eric McPhee (Securities and Exchange Commission)
Robert McCadden (PREIT)
Jonathen Bell (PREIT)
Bruce Goldman, Esq. (PREIT)
Daniel Pliskin, Esq. (PREIT)
Howard Blum, Esq. (Drinker Biddle & Reath LLP)
Robert Labenski (KPMG LLP)

Exhibit A

ITEM 1.	BUSINESS.

* * *

OWNERSHIP STRUCTURE

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. (“PREIT Associates”). We are the sole general partner of PREIT Associates and, as of December 31, 20xx, held a xx.x% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We own our interests in our properties through various ownership structures, including partnerships or tenancy in common arrangements (collectively, “partnerships”). PREIT owns interests in some of these properties directly and has pledged the entire economic benefit of ownership to PREIT Associates. PREIT Associates’ direct or indirect economic interest in the balance of the properties ranges from 40% to 50% (for eight partnership properties) up to 100%. See “Item 2. Properties – Retail Properties” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.”

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

* * *

OVERVIEW

* * *

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. (“PREIT Associates”). We are the sole general partner of PREIT Associates and, as of December 31, 20xx, held a xx.x% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our interests in seven of the xx retail properties and one of the four ground-up development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

•

Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.

•	The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.

•	All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.

•	Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

The Company holds its interest in three of its unconsolidated partnerships through tenancy in common arrangements. For each of these properties, title is held by the Company and another person or persons, and each has an undivided interest in the property. With respect to each of the three properties, under the applicable agreements between the Company and the other persons with ownership interests, the Company and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both the Company and the other person (or at least one of the other persons) owning an interest in the property. Hence, the Company accounts for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption “Investments in partnerships, at equity.” The income statement items arising from these properties appear in “Equity in income of partnerships.”

Exhibit B

The following table sets forth the Company’s average annual base rent per square foot (for consolidated properties and the Company’s proportionate share of unconsolidated properties) for the five years ended December 31, 2008:

Year	Non-Anchor Stores	Anchor Stores
2004	$22.04	$3.25
2005	23.39	3.11
2006	23.79	3.18
2007	23.96	3.27
2008	24.18	3.48